Exhibit 10.1

ATKORE INTERNATIONAL GROUP INC.
SEVERANCE AND RETENTION POLICY
FOR SENIOR MANAGEMENT
Atkore International Group Inc., a Delaware corporation (the “Company”), has adopted this Severance and Retention Policy for Senior Management (this “Policy”), effective as of the Effective Date, for the benefit of certain senior management of the Company including the Company’s Chief Executive Officer (the “CEO”), the Company’s other Section 16 officers and the CEO’s other direct reports, all of whom are eligible to participate in this Policy.
Article I
Purposes
The purposes of this Policy are as follows:
1.1    To reinforce and encourage the continued attention and dedication of Participants (as defined below) to their assigned duties at all times during their employment and in the event of a possible or actual Change in Control (as defined below) and thereafter;

1.2    To enable and encourage Participants to focus their attention at all times on obtaining the best possible outcome for the Company’s shareholders, without being influenced by their personal concerns regarding the possible impact of on the security of their jobs and benefits; and

1.3     To provide severance payments and benefits to any Participant who incurs a qualifying termination of employment under the circumstances described herein.

Article II
Defined Terms

2.1    For purposes of this Policy, the following terms shall have the meanings indicated below:
“Base Salary” means, as to any Participant, the amount the Participant is entitled to receive as annual base salary, in each case without reduction for any pre-tax contributions to benefit plans. Base Salary does not include bonuses, incentives, commissions, overtime pay, shift pay, premium pay, cost of living allowances, perquisites, reimbursed expenses, or income from stock options, stock grants or other incentives awarded under the Equity Plans or otherwise.
“Board” means the Board of Directors of the Company.
“Cause” means any of the following:
(a)the Participant’s conviction of or plea of guilty or nolo contendere to a felony;
(b)commission of a crime involving fraud, misappropriation or embezzlement with respect to the Company Group;
(c)Participant’s refusal to follow the reasonable and lawful directions of the Board;
(d)substantial failure to perform his or her material employment-related duties for the Company and its Subsidiaries after notice to Participant and reasonable opportunity to cure;
(e)the Participant’s willful misconduct or grossly negligent acts in connection with the Company’s business
(f)the Participant’s material breach of the covenants required in this Policy as then in effect, including non-disparagement, confidentiality, non-solicitation and non-competition; or
(g)the Participant’s breach of a material Company policy or the Company’s Code of Business Conduct which reasonably would be expected to result in a material liability to, or have a material adverse effect on the business or financial condition of the Company.
“Change in Control” of the Company means the first occurrence of any of the following events following the Effective Date:

Exhibit 10.1

(a)the acquisition, directly or indirectly, by any Person (which, for purposes of this definition, shall include a “group” (as defined in Section 13(d) of the Exchange Act)) of beneficial ownership of more than 30% of the combined voting power of the Company’s then outstanding voting securities, other than any such acquisition by the Company, any of its Subsidiaries, any employee benefit plan of the Company or any of its Subsidiaries, or by the Investors, or any Affiliates of the foregoing;

(b)the merger, consolidation or other similar transaction involving the Company, as a result of which (x) Persons who were holders of voting securities of the Company immediately prior to such merger, consolidation, or other similar transaction do not immediately thereafter beneficially own, directly or indirectly, in substantially the same relative proportions as immediately prior to such transaction, more than 50% of the combined voting power entitled to vote generally in the election of directors of the merged or consolidated company and (y) the Investors immediately thereafter do not beneficially own, directly or indirectly, more than 50% of the combined voting power entitled to vote generally in the election of directors of the merged or consolidated company;

(c)within any 24-month period, the individuals who were members of the Board at the beginning of such period (the “Incumbent Directors”) shall cease to constitute at least a majority of the Board, provided that any director elected or nominated for election to the Board by any Investor or a majority of the Incumbent Directors still in office shall be deemed to be an Incumbent Director for purpose of this clause (c); provided, that any member of the Board whose initial assumption of office occurs as a result of (including by reason of the settlement of) an actual or threatened proxy contest, election contest or other contested election of directors shall in no event be considered an Incumbent Director;

(d)the approval by the Company’s shareholders of the liquidation or dissolution of the Company (other than a liquidation that effects in substance a transfer of all or substantially all of the assets of the Company satisfying clause (e) of this definition); or

(e)the sale, transfer or other disposition of all or substantially all of the assets of the Company to one or more Persons that are not any of the Investors and are not, immediately prior to such sale, transfer or other disposition, Affiliates of the Company;
in each case, provided that, as to benefits subject to Section 409A of the Code the payment or settlement of which will occur by reason of the Change in Control, such event also constitutes a “change in control” within the meaning of Section 409A of the Code. In addition, notwithstanding the foregoing, (i) a “Change in Control” shall not be deemed to occur if the Company files for bankruptcy, liquidation or reorganization under the United States Bankruptcy Code or as a result of any restructuring that occurs as a result of any such proceeding and (ii) a Public Offering shall not constitute a Change in Control. Capitalized terms used in this definition but not defined in this definition have the same meanings as under the Atkore International Group Inc. 2016 Omnibus Incentive Plan.
“Code” means the Internal Revenue Code of 1986, as amended.
“Committee” means the Compensation Committee of the Board.
“Company Group” means the Company and its Subsidiaries.
“Date of Termination,” means the date on which the Participant’s employment is terminated, subject to the provisions of Section 4.1.
“Effective Date” is the date the Board of Directors of the Company formally approves this Policy.
“Equity Award” means each stock option, restricted stock unit, performance share units or other equity or equity-based compensation award in respect of Shares granted to a Participant under the Equity Plans.
“Equity Plans” means the means the Atkore International Group Inc. 2016 Omnibus Incentive Plan as amended, the Atkore International Group Inc. Stock Incentive Plan and any other equity-based compensation plan maintained by the Company.
“Good Reason” means the occurrence of any one or more of the following events without the Participant’s prior written consent:

Exhibit 10.1

(a)a material diminution in the Participant’s position, authority, duties or responsibilities (unless such diminution is during a period of mental or physical disability);

(b)a material reduction in the Participant’s Base Salary or annual bonus target or opportunity, other than as part of an across-the-board reduction applicable to all Company executives of less than 10% (for the avoidance of doubt, any actual bonus payout made in compliance with the applicable bonus plan, which is subject to revision up or down by the Board of Directors, shall not qualify as Good Reason);

(c)a change in the Participant’s principal place of work to a location of more than fifty (50) miles from the Participant’s principal place of work immediately prior to such change in location, provided such change results in a a material increase in Participant’s commute; or

(d) Company’s failure to obtain assumption of this Policy by successor within ten (10) days after a Change in Control;

provided, that (x) the Participant provides a Notice of Termination to the Company within ninety (90) days of the initial existence of the facts or circumstances constituting such event and such facts and circumstances shall occur in no event later than two years after a Change in Control, (y) the Company fails to cure such facts or circumstances within thirty (30) days after receipt of such Notice of Termination and (z) the Date of Termination of the Participant occurs no later than thirty (30) days after the expiration of the such cure period; and provided, further, that if a Participant has accepted changes to his or her title, duties, responsibilities, reporting relationship, compensation or other terms of employment in connection with or as a result of a Change in Control of the Company (regardless of whether such changes would otherwise constitute Good Reason), the criteria in subclauses (a)-(d) shall be applied with reference to the Participant’s terms of employment after such changes, not with reference to the Participant’s terms of employment prior to the Change in Control of the Company.
“Notice of Termination” means a written notice which shall set forth (i) the termination provision in this Policy relied upon, (ii) in reasonable detail, the facts and circumstances claimed to provide a basis for termination of a Participant’s employment under the provision so indicated, and (iii) subject to the terms of Section 4.1, the Date of Termination.
“Participant” means each of the CEO, the Company’s other Section 16 officers and the CEO’s other direct reports provided, that no person shall be a “Participant” under the Terms of this Policy unless he or she has executed a Designation Letter and delivered it to the Company within forty five (45) days following the Effective Date or within forty five (45) days of becoming eligible as a Participant, whichever is later (the “Participants”). Any individual who is notified of his or her eligibility to become a Participant and who is a party to a separate written severance or employment agreement with the Company Group, may, on a one time basis within the forty five (45) day period, (i) elect to become a Participant, in which case the preexisting written severance agreement shall become null and void upon the signing of the Designation Letter and, in the case of a preexisting employment agreement, only the severance and restrictive covenant provisions, if any, of such preexisting employment agreement shall become null and void by this Policy upon the signing of the Designation Letter, or (ii) the individual may, within the forty five (45) day period, elect not to sign the Designation Letter and will then remain covered by their existing written employment or severance agreement.
“Qualifying Termination” means a termination of employment with the Company Group with respect to which notice has been given either by (i) the Company (other than for Cause) or (ii) a Participant for Good Reason. For purposes of clarification, the termination of a Participant’s employment by reason of the Participant’s death or permanent disability (as determined under the Company’s long-term disability Policy) or voluntary termination by Participant other than for Good Reason shall not be deemed a Qualifying Termination.
“Separation from Service” has the meaning set forth in Section 409A of the Code and Treasury Regulation Section 1.409A-1(h)).
“Severance Amount” with respect to a Participant means the sum of (x) the Participant’s Base Salary as in effect on the Date of Termination (without giving effect to any reduction that constitutes Good Reason) multiplied by the Severance Multiple plus (y) the average of Participant’s last three bonuses paid by the Company under the Annual Incentive Plan as of the Date of Termination (without giving effect to any reduction that constitutes Good Reason) multiplied by the Severance Multiple. If Participant is terminated in his first year as an employee, the average for the bonus shall be the Participant’s bonus target; if it occurs in the second year as an employee, the average shall be the one year actual bonus and if termination occurs in the third year as an employee, the average shall be the two year actual average.

Exhibit 10.1

“Severance Period” means a number of whole and partial years equal to the Severance Multiple (e.g. one year for a Severance Multiple of 1, one and one-half years for a Severance Multiple of 1.5).
“Severance Multiple” means the number indicated in Schedule 2.1 hereto.
“Share” has the meaning ascribed to such term in the applicable Equity Plan.
“Subsidiary” means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company, if each of the corporations other than the last corporation in the unbroken chain owns equity possessing fifty percent (50%) or more of the total combined voting power of all classes of equity in one of the other corporations in such chain. A corporation that attains the status of a Subsidiary on a date after the date hereof shall be considered a Subsidiary commencing as of such date.
Article III
Termination Benefits and Payments

3.1Qualifying Termination. If a Participant incurs a Qualifying Termination, the Participant shall be entitled to receive the following payments and benefits, subject to Section 3.3, Section 9.2 and ongoing compliance with all applicable restrictive covenants:

(a)(i) A single lump-sum payment within ten (10) days after the Date of Termination (or earlier, to the extent required by applicable law), in an aggregate amount equal to the Participant’s earned but unpaid Base Salary and accrued but unpaid vacation pay (if any) through the Date of Termination and (ii) subject to submission by the Participant of supporting documentation, reimbursement of any unreimbursed business expenses incurred by the Participant through the Date of Termination in accordance with the Company’s reimbursement policy payable at the times provided for in such policy (the amounts described in clauses (i) and (ii), collectively, the “Accrued Obligations”);

(b)Payment of the Severance Amount (i) in the case of a Qualifying Termination occurring other than within twenty-four (24) months following a Change in Control, in the form of substantially equal installments on regularly scheduled payroll dates over the Severance Period, or (ii) in the case of a Qualifying Termination occurring within twenty-four (24) months following a Change in Control, in a single lump sum payment on the 75th day following the Date of Termination; provided, that (A) in case of either (i) or (ii), that, to the extent required to comply with Section 409A of the Code, if the Release Period (as defined below) spans two calendar years, any installment of the Severance Amount that would have been payable during the Release Period if the Release had been fully effective as of the Date of Termination shall be paid on the first regularly scheduled payroll date in such second calendar year after the date on which the Release is irrevocable, and (B) notwithstanding clause (ii), if payment of the Severance Amount in a lump sum in full as aforesaid would not comply with Section 409A, then as much of the Severance Amount as may be paid in a lump sum in compliance with Section 409A shall be paid in a lump sum, and the remaining amount shall be paid as provided in clause (i) and in compliance with Section 409A;

(c)Any unpaid bonus that would have become payable to the Participant in respect of any fiscal year that ends on or before the Date of Termination, where the Participant remained employed through the full fiscal year or performance period but incurs a Qualifying Termination prior to the payment date for such bonus (to be calculated based on the actual achievement of applicable Company performance metrics with respect to such fiscal year, and with any applicable personal performance metrics to be calculated as though Participant had achieved “target” levels of performance), payable in a single-lump sum on the later of (i) the date on which such bonus would have been paid to the Participant if he or she had remained employed on the payment date or (ii) the first payroll date following the date on which the Release (as defined below) becomes irrevocable (or, to the extent required to comply with Section 409A of the Code, if the Release Period spans two calendar years, the first regularly scheduled payroll date in such second calendar year after the date on which the Release is irrevocable);

Exhibit 10.1

(d)A pro rata annual bonus for the fiscal year in which the Date of Termination occurs in an amount equal to the product of (i) the annual bonus that would have become payable to the Participant in respect of the fiscal year in which the Date of Termination occurred if the Participant had remained employed through the full fiscal year or performance period and the applicable payment date for such annual bonus (based on the actual achievement of applicable Company performance metrics with respect to such fiscal year, and with any applicable personal performance metrics to be calculated as though Participant had achieved “target” levels of performance) and (ii) a fraction, the numerator of which shall be the number of days of service elapsed through the Date of Termination in the fiscal year in which the Date of Termination occurs, and the denominator of which shall be three hundred and sixty-five (365), payable in a single lump-sum on the date on which such annual bonus would have been paid to the Participant if he or she had remained employed on the payment date; provided, that, to the extent required to comply with Section 409A of the Code, if the Release Period spans two calendar years, such amount shall be paid on the first regularly scheduled payroll date in such second calendar year after the date on which the Release is irrevocable;

(e)To the extent not previously vested as of the Date of Termination, any outstanding Equity Awards held by the Participant shall be controlled by the award agreement evidencing any such Equity Award

(f)Additional benefits:
If the Participant elects COBRA continuation coverage under the Company’s group health plan following the Date of Termination, the Company shall pay monthly, during the lesser of eighteen (18) months following the Date of Termination and the Severance Period, COBRA premiums on behalf of the Participant and the Participant shall contribute at active employee rates for such continuation coverage (based on the Participant’s elections in place at the Date of Termination). This benefit shall cease when the Participant becomes eligible to be covered by another employer.
3.2     Non-Qualifying Terminations.

(a)Death and Disability. If a Participant’s employment with the Company is terminated due to the Participant’s death or permanent disability (as determined under the Company’s long-term disability plan), then the Participant (or the Participant’s beneficiary or estate, as applicable) shall be entitled to payment of the Accrued Obligations in a single lump-sum within ten (10) days after the Date of Termination (or earlier, to the extent required by applicable law). Also, any unpaid bonus that would have become payable to the Participant in respect of any fiscal year that ends on or before the Date of Termination, where the Participant remained employed through the full fiscal year or performance period but incurs a Qualifying Termination prior to the payment date for such bonus (to be calculated based on the actual achievement of applicable Company performance metrics with respect to such fiscal year, and with any applicable personal performance metrics to be calculated as though Participant had achieved “target” levels of performance), payable in a single-lump sum on the date on which such bonus would have been paid to the Participant if he or she had remained employed on the payment date. In addition, to the extent not previously vested, any outstanding Equity Awards held by the Participant shall be treated on the terms applicable to a Participant’s outstanding Equity Awards.

(b)Other Terminations. If a Participant’s employment with the Company is terminated (i) by the Company for Cause, (ii) by a Participant without Good Reason, or (iii) for any reason not within the definition of a Qualifying Termination (other than the Participant’s death or disability as described in Section 3.2(a)), the Participant shall be entitled to payment of the Accrued Obligations in a single lump-sum within ten (10) days after the Date of Termination (or earlier, to the extent required by applicable law). In no event shall any such Participant otherwise be eligible to receive any payments or benefits under this Policy, except to the extent explicitly required by applicable law.

3.1Release and Other Conditions to Severance. Any payments or benefits that may be provided to a Participant under Section 3.1 of this Policy (other than payment of the Accrued Obligations) shall be conditioned upon the following events:

(a)The Participant’s execution, delivery and non-revocation of an effective release of claims against the Company Group (the “Release”), containing the provisions attached hereto as Exhibit B and such other terms as may be mutually agreed by the parties to the Release, which Release shall be delivered to the Participant within ten (10) days following the Date of Termination and which must be executed (and not revoked) by the Participant within sixty (60) days following the Date of Termination (the “Release Period”); and

Exhibit 10.1

(b)At the Company’s request, the Participant’s return of all property belonging to the Company Group (including, but not limited to, any Company Group-provided laptops, computers, cell phones, wireless electronic mail devices or other equipment, or documents and property belonging to the Company Group).

Article IV
Termination Procedure

4.1Notice Period. The Company must provide a Participant with sixty (60) days advance written notice of its intention to terminate the Participant’s employment for any reason other than for Cause, death or permanent disability (as determined under the Company’s long term disability plan). A Participant must provide the Company with sixty (60) days advance written notice of an intention to terminate employment with or without Good Reason. The Company may, in its sole discretion (but subject to applicable law, including Section 409A) take the following steps under the following circumstances: (a) in the event of any termination of employment by the Company other than for Cause, death or permanent disability (as determined under the Company’s long term disability plan), the Company may, in lieu of any notice the Company is required to provide to the Participant hereunder, immediately terminate the employment of the Participant and unilaterally pay the compensation that the Participant would have been paid or would have earned during such notice period (including the portion of the pro rata annual bonus described in Section 3.1(d) attributable to the notice period); or (b) in the event of any termination of employment (whether initiated by the Company or by the Participant), the Company may unilaterally treat all or any portion of the notice period as a period of “garden leave” and require the Participant to not report to any work location and to refrain from performing any or all of Participant’s responsibilities during the notice period. In the event of a termination for Cause, death or permanent disability (as determined under the Company’s long term disability plan), no notice shall be required, and therefore no pay in lieu is required.

4.2Notice of Termination. Any purported termination of a Participant’s employment by the Company with or without Cause, or by a Participant for Good Reason, shall be communicated by a written notice, given in accordance with Article VII, which shall (a) indicate the termination provision in this Policy relied upon and (b) set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of a Participant’s employment under the provision so indicated. The failure by the Participant or the Company to set forth in the Notice of Termination any fact or circumstance which contributes to a showing of Good Reason or Cause shall not waive any right of the Participant or the Company, respectively, under this Policy or preclude the Participant or the Company from asserting such fact or circumstance in enforcing the Participant’s or the Company’s rights under this Policy.

Article V
No Mitigation or Offset
The Company agrees that, in order for a Participant to be eligible to receive the payments and other benefits described herein, the Participant is not required to seek other employment or to attempt in any way to reduce any amounts payable to the Participant by the Company pursuant to Section 3.1. Further, the amount of any payment or benefit provided for in this Policy shall not be reduced by any compensation earned by the Participant following the Date of Termination as the result of employment by another employer or otherwise, by retirement benefits, by offset against any amount claimed to be owed by the Participant to the Company, or otherwise.
Article VI
Successors

6.1The Company shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to expressly assume this Policy and all obligations of the Company hereunder in the same manner and to the same extent that the Company would be so obligated if no such succession had taken place.

Exhibit 10.1

6.2Except as otherwise provided herein or by law, no right or interest of any Participant under this Policy shall be assignable or transferable, in whole or in part, either directly or by operation of law or otherwise, including, without limitation, by execution, levy, garnishment, attachment, pledge or in any manner; no attempted assignment or transfer thereof shall be effective; and no right or interest of any Participant under this Policy shall be liable for, or subject to, any obligation or liability of such Participant. When a payment is due under this Policy to a Participant who is unable to care for his or her affairs, payment may be made directly to the Participant’s legal guardian or personal representative. Notwithstanding the foregoing, if a Participant dies while any amount would still be payable to the Participant hereunder (other than amounts which, by their terms, terminate upon the death of the Participant) if the Participant had continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Policy to the executors, personal representatives or administrators of the Participant’s estate.

Article VII
Notices
For the purpose of this Policy, notices and all other communications provided for in this Policy shall be given in writing and delivered by hand or sent by overnight courier, certified or registered mail, return receipt requested, postage prepaid, and shall be deemed effectively given upon receipt or, in the case of notices delivered by the Company to the Participant, five (5) days after deposit in the United States mail, postage prepaid, addressed to the Participant at the last address the Participant provided to the Company and, if to the Company, to the address set forth below, or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notice of change of address shall be effective only upon actual receipt:
To the Company:

16100 S. Lathrop Avenue
Attention: General Counsel
Harvey, Illinois 60426

Article VIII
Disputes

8.1Exclusive Jurisdiction; Waiver of Jury Trial. Notwithstanding anything herein to the contrary, the Company shall have the right to enforce the provisions of Section 3.3 through an action, suit or proceeding brought in any federal court located in the State of Illinois or any Illinois state court, and each Participant consents to the exclusive jurisdiction and venue of such courts (and of the appropriate appellate courts therefrom) in any such action, suit or proceeding and irrevocably waives, to the fullest extent permitted by law, any right to a jury trial and any objection that such party may now or hereafter have to the laying of the venue of any such action, suit or proceeding in any such court or that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

8.2    Expenses. In the event that the Company or any Participant initiates legal proceedings to enforce any provision of this Policy or resolve any dispute hereunder, and the Participant is the prevailing party on at least one material claim, then the Company shall be responsible for payment of the Participant’s costs incurred in connection therewith, including reasonable attorneys’ fees.

Article IX
Section 409A

9.1     To the extent applicable, this Policy shall be interpreted and applied consistent and in accordance with Section 409A of the Code and Department of Treasury regulations and other interpretive guidance issued thereunder. Notwithstanding any provision of this Policy to the contrary, to the extent that the Committee determines that any payments or benefits under this Policy may not be either compliant with or exempt from Section 409A of the Code and related Department of Treasury guidance, the Committee may in its sole discretion adopt such amendments to this Policy or take such other actions that the Committee determines are necessary or appropriate to (i) exempt the compensation and benefits payable under this Policy from Section 409A of the Code and/or preserve the intended tax treatment of such compensation and benefits, or (ii) comply with the requirements of Section 409A of the Code and related Department of Treasury guidance; provided, that this Section 9.1 shall not create any obligation on the part of the Committee to adopt any such amendment or take any other action.

Exhibit 10.1

9.2    Notwithstanding anything to the contrary in this Policy, no amounts shall be paid to any Participant under this Policy during the six (6) month period following such Participant’s Separation from Service to the extent that paying such amounts at the time or times indicated in this Policy would result in a prohibited distribution under Section 409A(a)(2)(b)(i) of the Code. If the payment of any such amounts is delayed as a result of the previous sentence, then on the first business day following the end of such six (6) month period (or such earlier date upon which such amount can be paid under Section 409A of the Code without resulting in a prohibited distribution, including as a result of the Participant’s death), the Participant shall receive payment of a lump-sum amount equal to the cumulative amount that would have otherwise been payable to the Participant during such six (6) month period without interest thereon.

9.3    Notwithstanding anything to the contrary herein, to the extent required by Section 409A of the Code, a termination of employment shall not be deemed to have occurred for purposes of any provision of this Policy providing for the payment of amounts or benefits upon or following a termination of employment unless such termination is also a Separation from Service with the Company, and, for purposes of any such provision of this Policy, references to a “resignation,” “termination,” “termination of employment” or like terms shall mean Separation from Service.

9.4    For purposes of Section 409A of the Code, each installment payment or other payment in series of payments made under this Policy shall be designated as a “separate payment” within the meaning of Section 409A of the Code.

9.5    Notwithstanding anything to the contrary herein, except to the extent any expense, reimbursement or in-kind benefit provided pursuant to this Policy does not constitute a “deferral of compensation” within the meaning of Section 409A of the Code, (a) the amount of expenses eligible for reimbursement or in-kind benefits provided to the Participant during any calendar year will not affect the amount of expenses eligible for reimbursement or in-kind benefits provided to the Participant in any other calendar year; (b) the reimbursements for expenses for which the Participant is entitled to be reimbursed shall be made on or before the last day of the calendar year following the calendar year in which the applicable expense is incurred; and (c) the right to payment or reimbursement or in-kind benefits hereunder may not be liquidated or exchanged for any other benefit.
9.6    Code Section 280G Best Net Benefit Provision
Notwithstanding anything to the contrary contained in this Policy or any other agreement between Participant and the Company or any of its Subsidiaries, if any payment or benefit Participant would receive from the Company or any of its Subsidiaries, whether pursuant to this Policy or otherwise, would constitute a “parachute payment” (a “Parachute Payment”) under Section 280G of the Code (“Section 280G”), then if reducing the amount of such payment or benefit, in whole or in part, would result, after taking into account all applicable federal, state and local employment taxes, income taxes and any excise tax that are, and that would otherwise have been, payable, in Participant’s receipt of a greater net after-tax amount than Participant would otherwise have received on a net-after basis had the payment or benefit been made in full, then such payment or benefit shall be reduced to the amount (the “Reduced Amount”) that results in Participant receiving the greatest net-after tax amount from such payment or benefit, notwithstanding that all or some portion of the payment or benefit may be subject to the excise tax. If any payment or benefit is to be reduced to the Reduced Amount, any reduction therein shall occur in the following order: (A) accelerated vesting of underwater stock awards shall be cancelled/reduced first and in the reverse order of the date of grant for such stock awards; (B) cash payments not subject to the calculation provided in Treas. Reg. 1.280G-1 Q/A 24(c) shall be reduced next and in reverse chronological order such that the cash payment owed on the latest date following the occurrence of the event triggering such excise tax will be the first cash payment to be reduced; (C) accelerated vesting of remaining stock awards not subject to the calculation provided in Treas. Reg. 1.280G-1 Q/A 24(c) shall be cancelled/reduced next and in the reverse order of the date of grant for such stock awards; (D) cash payments subject to the calculation provided in Treas. Reg. 1.280G-1 Q/A 24(c) shall be reduced next and in reverse chronological order such that the cash payment owed on the latest date following the occurrence of the event triggering such excise tax will be the first cash payment to be reduced; (E) accelerated vesting of remaining stock awards subject to the calculation provided in Treas. Reg. 1.280G-1 Q/A 24(c) shall be cancelled/reduced next and in the reverse order of the date of grant for such stock awards; and (F) employee benefits shall be reduced last and in reverse chronological order. Notwithstanding the foregoing ordering rules, (1) the Company may alter such ordering rules if doing so would result in a more favorable calculation with respect to a Participant that does not materially harm the Company, and (2) such ordering rule shall not be applied to deferred compensation subject to Section 409A of the Code unless the application of the rule to such deferred compensation is in compliance with Section 409A.

Exhibit 10.1

The underlying economic determinations pursuant to this Section 9.6 shall be made by a nationally recognized accounting firm as shall be designated by the Company (the “Accounting Firm”).  All determinations made by the Accounting Firm under this Section 9.6 shall be made at least fifteen (15) days prior to the date of the first to be made of any of the payments or benefits (the “Accounting Determination”), and the Participant shall be delivered a copy of the Accounting Determination with respect to him or her reasonably promptly after it is delivered to the Company.  The Accounting Determination shall expressly set out the assumptions used in the preparation thereof (including the value attributable to any noncompetition or similar restrictions to which the Participant is subject and the cost of any non-cash benefits).  All fees and expenses of the Accounting Firm shall be borne solely by the Company.
Notwithstanding any other provision of this Section 9.6, the Company shall have no liability to a Participant if the factual assumptions used in the Accounting Determination ultimately differ from the actual facts that occur, or if there is an Overpayment (as defined below) that cannot be corrected pursuant to this Section 9.6, or in the event of a successful challenge by the Federal tax authorities to all or any part of the Accounting Determination.  In such event, the Company makes no representation that the foregoing reduction will not result in the incurrence by any Participant of the excise tax under Section 4999 of the Code; provided, however, that in such event the Company shall pay to the applicable Participant any amount that was previously not paid when reducing the payments and benefits to the Reduced Amount.
As a result of the uncertainty in the application of Section 4999 of the Code at the time of the Accounting Determination, it is possible that amounts will have been paid or distributed by the Company to or for the benefit of a Participant pursuant to this Policy which should not have been so paid or distributed (“Overpayment”) or that additional amounts which will have not been paid or distributed by the Company to or for the benefit of a Participant pursuant to this Policy could have been so paid or distributed (“Underpayment”), in each case, consistent with the calculation of the Reduced Amount hereunder.  In the event that the Company or any Participant shall determine that an Overpayment or an Underpayment has occurred, the Company and the Participant shall cooperate reasonably and in good faith to correct such Overpayment or Underpayment.
Article X
Termination and Amendment
This Policy may be amended or terminated, and any provision hereof may be modified (or waived), for one or more Participants at any time by the Board in its sole discretion, except that all changes that have a material adverse impact on Participants shall not be effective for one year after notice of the change has been given to Participants and no changes to this policy that would have a material adverse impact on Participant shall be permitted to take effect during the 24-month period following a Change in Control.
Article XI
Miscellaneous
11.1    No Waiver. No waiver by the Company or any Participant, as the case may be, at any time of any breach by the other party of, or of any lack of compliance with, any condition or provision of this Policy to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. All other plans, policies and arrangements of the Company Group in which a Participant participates during the term of this Policy shall be interpreted so as to avoid the duplication of benefits paid hereunder.

11.2    No Right to Employment. Nothing contained in this Policy or any documents relating to this Policy shall (i) confer upon any Participant any right to continue as a Participant or in the employ or service of any member of the Company Group, (ii) constitute any contract or agreement of employment, or (iii) interfere in any way with any “at-will” nature (if applicable) of the Participant’s employment with the Company Group.

11.3    Tax Withholding. All amounts payable hereunder shall be subject to withholdings for applicable federal, state, local or non-U.S. taxes and other required payroll deductions.

11.4    Other Benefits. Amounts payable hereunder shall not be counted as compensation for purposes of determining benefits under other benefit plans, programs, policies and agreements, except to the extent expressly provided therein or herein. While in effect, this Policy is the only severance pay plan, program or policy of the Company applicable to Participants, and supersedes all other severance plans, programs, practices, policies, understandings and agreements, express or implied, written or oral, including any individual severance arrangement provided for in any employment agreement between any Participant and the Company or any predecessor of the Company.

Exhibit 10.1

11.5    Governing Law. This Policy and all rights hereunder shall be governed, construed and interpreted in accordance with the laws of the State of Delaware without regard to its principles of conflicts of laws.

11.6    Unfunded Obligation. All amounts payable under this Policy shall constitute an unfunded obligation of the Company. Payments shall be made, as due, from the general funds of the Company. This Policy shall constitute solely an unsecured promise by the Company to provide such benefits to Participants to the extent provided herein. For avoidance of doubt, any health insurance benefits to which a Participant may be entitled under this Policy shall be provided under other applicable employee benefit plans of the Company Group. This Policy does not provide the substantive benefits under such other employee benefit plans, and nothing in this Policy shall restrict the ability of any member of the Company Group to amend, modify or terminate such other employee benefit plans.

11.7    Validity. The invalidity or unenforceability of any provision of this Policy shall not affect the validity or enforceability of any other provision of this Policy, which shall remain in full force and effect.
11.8    Clawback. Nothing in this policy shall preclude application of the Company’s Clawback policy to the extent any payments or benefits provided for in this policy are otherwise subject to the Company’s Clawback Policy.

Exhibit 10.1

Exhibit A
Form of Designation Letter

ATKORE INTERNATIONAL GROUP INC.
16100 S. Lathrop Avenue, Harvey, Illinois 60426

[INSERT DATE]
[INSERT NAME]
c/o Atkore International Group Inc.
16100 S. Lathrop Avenue
Harvey, Illinois 60426
Re:    The Atkore International Group Inc. Severance and Retention Policy for Senior Management
Dear [NAME]:
This letter (the “Designation Letter”) relates to the Atkore International Group Inc. Severance and Retention Policy for Senior Management (the “Policy”). Through this Designation Letter, you are being offered the opportunity to become a participant in the Policy. Capitalized terms used but not otherwise defined herein shall have the meaning set forth in the Policy.
Atkore International Group Inc. (together with its subsidiaries, the “Company”) has designated you as a Participant (as defined in the Policy) and thereby you are eligible to receive the severance and other benefits set forth in the Policy subject to the terms and conditions thereof. A copy of the Policy has been made available to you. You should read it carefully and become comfortable with its terms and conditions and those set forth below.
By accepting this Designation Letter, you acknowledge the following provisions:

•	that you have received and reviewed a copy of the Policy;

•	that you understand that participation in the Policy requires that you agree to the terms of the Policy and that you irrevocably and voluntarily agree to those terms;

•	that you have had the opportunity to carefully evaluate this opportunity and desire to participate in the Policy according to the terms and conditions set forth therein;

•
that, while in effect, the Policy is the only severance pay plan, program or policy of the Company applicable to you, and supersedes all other severance plans, programs, practices, policies, understandings and agreements, express or implied, written or oral, including any individual severance arrangement provided for in any employment agreement between you and the Company or any predecessor of the Company; and

•
that the Company does not make any representations with respect to the application of Section 409A of the Code to any tax, economic or legal consequences of any payments payable to you under the Policy; and that (i) you retain full responsibility for the potential application of Section 409A of the Code to the tax and legal consequences of payments payable to you under the Policy and (ii) the Company shall not indemnify or otherwise compensate you for any violation of Section 409A of the Code that my occur in connection with the Policy.

You further acknowledge and agree that, as a condition precedent and subsequent to participation under the Policy or the receipt of any actual payments (other than payment of the Accrued Obligations) and benefits provided to you under Section 3.1 of the Policy, in order to accept any such benefits and payments, you must comply with the following conditions:

Exhibit 10.1

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Restrictive Covenants. The protection of confidential information and trade secrets is essential for the Company, the other members of the Company Group and their employees’ future security. You agree that you will not disclose or divulge to any person, entity, firm, company or employer, or use for your own benefit or the benefit of any other person, entity, firm, company or employer directly or indirectly in competition with the Company, any confidential or proprietary information or trade secrets related to the Company, including without limitation, and whether or not such information is specifically designated as confidential or proprietary: all business plans and marketing strategies; information concerning existing and prospective markets, suppliers and customers; financial information; information concerning the development of new products and services; and technical and non-technical data related to software programs, design, specifications, compilations, inventions, improvements, patent applications, studies, research, methods, devices, prototypes, processes, procedures and techniques. In addition, for a period equal to the applicable Severance Period (determined as of the Date of Termination and for purposes of this paragraph and the next following two paragraphs only, as if such termination of employment is a Qualifying Termination whether or not it is actually a Qualifying Termination under the Policy) (the “Restricted Period”), you will not in any manner, without the prior written consent of the Company, directly or indirectly: (a) solicit, divert, take away or interfere with any of the customers, accounts, trade, business patronage, employees, agents, representatives, vendors, suppliers or contractual arrangements of the Company; or (b) either individually or in partnership, or jointly in conjunction with any other person, entity or organization, as principal, agent, consultant, lender, contractor, employer, employee, investor, shareholder, or in any other manner, directly or indirectly, advise, manage, carry on, establish, control, engage in, invest in, offer financial assistance, financial services to, or permit your name to be used by any business that competes with the then-existing Business of the Company, provided that you shall be entitled, for investment purposes, to purchase and trade shares of a public company which are listed and posted for trading on a recognized stock exchange and the business of which public company may be in competition with the Business of the Company, provided that you shall not directly or indirectly own more than five percent (5%) of the issued share capital of the public company, or participate in its management or operation, or in any advisory capacity within the time limits set out herein. For purposes of this paragraph, the “Business of the Company” shall mean any business the products, services, or activities of which include any line of business in which the Company is engaged or proposed to be engaged, developed or acquired by the Company on the date of termination of your employment with the Company (provided that the Company shall not be deemed to be engaged in a line of business if the Company provides the goods or services that constitute such line of business solely to business units, segments or subsidiaries of the Company or facilities owned or operated by the Company).

•
Non-Solicitation. You further agree that during the Restricted Period, you will not solicit for hire or rehire, or take away, or cause to be hired, or taken away, management level employee(s) of the Company.

•
Cooperation. You further agree that, during the Restricted Period and, if longer, during the pendency of any litigation or other proceeding, you (a) will not communicate with anyone (other than your attorneys and tax and/or financial advisors and except to the extent you determine in good faith is necessary in the performance of your duties hereunder) with respect to the facts or subject matter of any pending or potential litigation, or regulatory or administrative proceeding involving the Company Group, other than any litigation or other proceeding in which you are a party-in-opposition, without giving prior notice to the Company, and (b) in the event that any other party attempts to obtain information or documents from you (other than in connection with any litigation or other proceeding in which you are a party-in-opposition) with respect to matters you believe in good faith are related to such litigation or other proceeding, you will promptly so notify the Company’s counsel. You agree to cooperate, in a reasonable and appropriate manner, with the Company and its attorneys, both during and after the termination of employment, in connection with any litigation or other proceeding arising out of or relating to matters in which you were involved prior to the termination of employment to the extent the Company pays all Company-approved expenses you incur in connection with such cooperation.

•
Non-disparagement. You further agree that, except as may be required by applicable law, you shall not make any statement, written or verbal, in any forum or media, or take any other action in disparagement of the Company or its subsidiaries or affiliates or their respective past or present products, services, officers, directors, employees or agents. Nothing in this paragraph shall preclude you from providing truthful testimony or other evidence or documents in connection with (i) any action to enforce your rights hereunder or under any other agreement between you and the Company or (ii) in response to any judicial or administrative subpoena, or from otherwise participating in any investigation or inquiry being conducted by a judicial or administrative body having competent jurisdiction.

Exhibit 10.1

Notwithstanding the foregoing, this Designation Letter does not (a) prohibit you from providing truthful testimony or accurate information in connection with any investigation being conducted into the business or operations of the Company and its affiliates by any government agency or other regulator that is responsible for enforcing a law on behalf of the government or otherwise providing information to the appropriate government regulatory agency or body regarding conduct or action undertaken or omitted to be taken by the Company or its affiliates that you reasonably believe is illegal or in material non-compliance with any financial disclosure or other regulatory requirement applicable to the Company or any affiliate or (b) require you to obtain the approval of, or give notice to, the Company or any of its employees or representatives to take any action permitted under clause (a).
It is the intention of the parties to restrict your activities in a manner which reasonably protects the legitimate business interests of the Company. In the event the restrictive conditions expressed herein are deemed overly broad or unenforceable by a court of competent jurisdiction, it is the intent of the parties that the terms of this Designation Letter be enforced to the fullest extent allowed under applicable law, and be reformulated by such court to the extent necessary to so enforce it.
You hereby agree that (i) your acceptance of this Designation Letter will result in your participation in the Policy subject to the terms and conditions thereof and (ii) this Designation Letter may not be amended, modified or terminated except pursuant to Article X of the Policy.
This Designation Letter is subject in all respects to the terms and provisions of the Policy, as amended from time to time. In the event of any conflict between the terms of this Designation Letter and the terms of the Policy, the terms of the Policy shall govern.
Your participation in the Policy will be conditioned and effective upon your acceptance of this Designation Letter.
Sincerely,
ATKORE INTERNATIONAL GROUP INC.
By:
Name:
Title:

Accepted and agreed:

[NAME]
Dated: __________________

Exhibit 10.1

Exhibit B
Release Provisions
Release and Waiver of Claims. In consideration of the payments and benefits to which you are entitled as a Participant (as defined in the Policy) in the Atkore International Group Inc. Severance and Retention Policy for Senior Management (the “Policy”), you hereby waive and release and forever discharge Atkore International Group Inc. and its subsidiaries (together, the “Company”), its parent entities, subsidiaries, divisions, limited partnerships, affiliated corporations, successors and assigns and their respective past and present directors, managers, officers, stockholders, partners, agents, employees, insurers, attorneys, and servants each in his, her or its capacity as such, and each of them, separately and collectively (collectively, “Releasees”), from any and all existing claims, charges, complaints, liens, demands, causes of action, obligations, damages and liabilities, known or unknown, suspected or unsuspected, whether or not mature or ripe, that you ever had and now have against any Releasee including, but not limited to, claims and causes of action arising out of or in any way related to your employment with or separation from the Company, to any services performed for the Company, to any status, term or condition in such employment, or to any physical or mental harm or distress from such employment or non-employment or claim to any hire, rehire or future employment of any kind by the Company, all to the extent allowed by applicable law. This release of claims includes, but is not limited to, claims based on express or implied contract, compensation plans, covenants of good faith and fair dealing, wrongful discharge, claims for discrimination, harassment and retaliation, violation of public policy, tort or common law, whistleblower or retaliation claims; and claims for additional compensation or damages or attorneys’ fees or claims under federal, state, and local laws, regulations and ordinances, including but not limited to Title VII of the Civil Rights Act of 1964, the Civil Rights Act of 1991, the Americans with Disabilities Act, the Age Discrimination in Employment Act, the Worker Adjustment and Retraining Notification Act (“WARN”), or equivalent state WARN act, the Employee Retirement Income Security Act (“ERISA”), and the Sarbanes-Oxley Act of 2002. You understand that this release of claims includes a release of all known and unknown claims through the date on which this release of claims becomes irrevocable (the “Effective Date”).
Limitation of Release: Notwithstanding the foregoing, this release of claims will not prohibit you from filing a charge of discrimination with the National Labor Relations Board, the Equal Employment Opportunity Commission (“EEOC”) or an equivalent state civil rights agency, but you agree and understand that you are waiving your right to monetary compensation thereby if any such agency elects to pursue a claim on your behalf. Further, nothing in this release of claims shall be construed to waive any right that is not subject to waiver by private agreement under federal, state or local employment or other laws, such as claims for workers’ compensation or unemployment benefits, whistleblower or retaliation claims enforced by the Securities and Exchange Commission, or any claims that may arise after the Effective Date. In addition, nothing in this release of claims will be construed to affect any of the following claims, all rights in respect of which are reserved:

(a)	Any payment or benefit set forth in the Policy;

(b)	Reimbursement of unreimbursed business expenses properly incurred prior to the termination date in accordance with the policy of the Company;

(c)	Claims under the Equity Plans (as defined in the Policy) in respect of vested Company equity held by you;

(d)	Vested benefits under the general Company employee benefit plans (other than severance pay or termination benefits, all rights to which are hereby waived and released);

(e)	Any claim for unemployment compensation or workers’ compensation administered by a state government to which you are presently or may become entitled;

(f)	Any claim that the Company has breached this release of claims or the Policy; and

(g)
Indemnification as a current or former director or officer of the Company or any of its subsidiaries (including as a fiduciary of any employee benefit plan), or inclusion as a beneficiary of any insurance policy related to your service in such capacity.

Return of Company Property. Not later than the Effective Date, you agree to return, or hereby represent that you have returned as of such date (if you have not signed this Agreement by such date), to the Company all Company property, equipment and materials, including, but not limited to, any company vehicle, any laptop computer and peripherals; any cell phone or other portable computing device; any telephone calling cards; keys; Company identification card; any credit or fuel cards; and all tangible written or graphic materials (and all copies) relating in any way to the Company or its business, including, without limitations, documents, manuals, customer lists and reports, as well as all data contained on computer files, “thumb” drives, “cloud” services, or other data storage device, or home or personal computers and/or e-mail or internet accounts.

Exhibit 10.1

SCHEDULE 2.1
Severance Multiple for Qualified Terminations*

Participant	If the termination occurs prior to a Change in Control:	If the termination occurs within 24 months following a Change in Control:
CEO	2.0	2.5
Section 16 Officers	1.0	1.5
Other CEO Direct Reports	0.75	1.5

* Status is determined as of the Date of Termination or, if the Date of Termination occurs on or following the date of a Change in Control, as of immediately prior to the date on which the Change in Control occurs.